UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Credo Technology Group Holding Ltd
(Name of Issuer)

Ordinary shares, par value $0.00005 per share
(Title of Class of Securities)

G25457105
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☐  Rule 13d-1(c)

 ☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Chi Fung Cheng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 23,118(1)(2)
	6.	SHARED VOTING POWER 10,508,602(3)
	7.	SOLE DISPOSITIVE POWER 23,118(1)(2)
	8.	SHARED DISPOSITIVE POWER 10,508,602(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,531,720
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(4)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The number of ordinary shares reported as beneficially owned as of December 31, 2023.

(2) Includes 25,000 restricted stock units that vest within 60 days of December 31, 2023.

(3) Consists of 10,508,602 ordinary shares held by the Cheng Huang Family Trust U/T/A DTD 12/22/2003 of which Chi Fung Cheng and his spouse, Yuhua Huang, are co-trustees and hold shared voting and dispositive power over the securities reported herein.

(4) This percentage is calculated based upon 161,721,361 of the Issuer’s ordinary shares outstanding as of December 31, 2023.

CUSIP No. G25457105	13G	Page 3 of 7 Pages
1.	NAMES OF REPORTING PERSONS Yuhua Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6.	SHARED VOTING POWER 10,508,602(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,508,602(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,508,602
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Consists of 10,508,602 ordinary shares held by the Cheng Huang Family Trust U/T/A DTD 12/22/2003 of which Yuhua Huang and her spouse, Chi Fung Cheng, are co-trustees and hold shared voting and dispositive power over the securities reported herein.

(2) This percentage is calculated based upon 161,721,361 of the Issuer’s ordinary shares outstanding as of December 31, 2023.

CUSIP No. G25457105	13G	Page 4 of 7 Pages
1.	NAMES OF REPORTING PERSONS Cheng Huang Family Trust U/T/A DTD 12/22/2003
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,508,602(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,508,602(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,508,602
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Chi Fung Cheng and Yuhua Huang are co-trustees of the Cheng Huang Family Trust U/T/A DTD 12/22/2003 and share voting and dispositive power of the securities reported herein.

(2) This percentage is calculated based upon 161,721,361 of the Issuer’s ordinary shares outstanding as of December 31, 2023.

CUSIP No. G25457105	13G	Page 5 of 7 Pages

Item 1(a). Name of Issuer

Credo Technology Group Holding Ltd

Item 1(b). Address of Issuer’s Principal Executive Offices

c/o Maples Corporate Services, Limited,

PO Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

Item 2(a). Name of Person Filing

Chi Fung Cheng, Yuhua Huang and Cheng Huang Family Trust U/T/A DTD 12/22/2003 (collectively, the “Reporting Persons.”)The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b). Address of Principal Business Office or, If None, Residence

c/o Credo Technology Group Holding Ltd

110 Rio Robles

San Jose, California 95134

Item 2(c). Citizenship

See responses to Item 4 on each cover page.

Item 2(d). Title of Class of Securities

Ordinary Shares

Item 2(e). CUSIP No.

G25457105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. G25457105	13G	Page 6 of 7 Pages
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ A group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________

Item 4. Ownership

(a)	Amount Beneficially Owned: See responses to Item 9 on each cover page.

(b)	Percent of Class: See responses to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

a.	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

b.	Shared power to vote or direct the vote: See responses to Item 6 on each cover page.

c.	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

d.	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

Not applicable

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

CUSIP No. G25457105	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

By:	/s/ Chi Fung Cheng
Name:	Chi Fung Cheng
Title:	Chief Technology Officer and Director

By:	/s/ Yuhua Huang
Name:	Yuhua Huang

By:	/s/ Chi Fung Cheng
Name:	Chi Fung Cheng
Title:	Co-trustee of the Cheng Huang Family Trust U/T/A DTD 12/22/2003